UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2015

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Exact name of Registrant as specified in its Charter)

21 Palmer Street

London, SW1H 0AD

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

    Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

    Yes   ☐              No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

    Yes   ☐             No   ☒

NAVIGATOR HOLDINGS LTD.

REPORT ON FORM 6-K FOR THE THREE AND SIX MONTH PERIOD ENDED JUNE 30, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unless the context otherwise requires, all references in this report to “Navigator Holdings,” “our,” “we,” “us” and the “Company” refer to Navigator Holdings PLC, an Isle of Man corporation, with regard to all periods prior to its redomiciliation in the Republic of the Marshall Islands, and to Navigator Holdings Ltd., a Marshall Islands corporation, with regard to all periods after its redomiciliation in the Republic of the Marshall Islands. All references in this report to our wholly-owned subsidiary “Navigator Gas L.L.C.” refer to Navigator Gas Transport PLC, an Isle of Man corporation, with regard to all periods prior to its redomiciliation in the Republic of the Marshall Islands, and to Navigator Gas L.L.C., a Marshall Islands limited liability company, with regard to all periods after its redomiciliation in the Republic of the Marshall Islands. As used in this report, unless the context indicates or otherwise requires, references to “our fleet” or “our vessels” include (i) 28 vessels we owned as of June 30, 2015, or “our owned vessels,” (ii) two newbuilding expected to be delivered from Jiangnan Shipyard (Group) Co. Ltd. in China, or “Jiangnan,” between August, 2015 and October 2015, or the “2015 newbuildings,” (iii) six newbuildings expected to be delivered from Jiangnan between January and December of 2016, or the “2016 newbuildings,” and (iv) two newbuildings expected to be delivered from Hyundai Mipo Dockyard Co. Ltd, in South Korea, or “HMD,” between January and March 2017, or the “2017 newbuildings.”

This section should be read in conjunction with the interim financial statements and notes thereto presented elsewhere in this report, as well as the historical consolidated financial statements and notes thereto of Navigator Holdings Ltd. included in our Annual Report on Form 20-F for the year ended December 31, 2014. The financial statements have been prepared in accordance with generally accepted accounting principles in the United States and are presented in U.S. Dollars unless otherwise indicated.

Overview

We are the owner and operator of the world’s largest fleet of handysize liquefied gas carriers. We provide international and regional seaborne transportation services of liquefied petroleum gas, or “LPG,” petrochemical gases and ammonia for energy companies, industrial users and commodity traders. These gases are transported in liquefied form, by applying cooling and/or pressure, to reduce volume by up to 900 times depending on the cargo, making their transportation more efficient and economical. Vessels in our fleet are capable of loading, discharging and carrying cargoes across a range of temperatures from ambient to minus 104° Celsius and pressures from 1 bar to 6.4 bar.

On November 26, 2013, we completed our initial public offering, or “IPO,” of 13,800,000 shares of our common stock at $19.00 per share, including the full exercise by the underwriters of their option to purchase an additional 1,800,000 shares of common stock from the selling stockholders. We offered 9,030,000 shares of common stock and certain selling stockholders offered 4,770,000 shares of common stock. We received net proceeds of approximately $156.4 million, after deducting underwriting discounts and expenses, from our sale of 9,030,000 shares in the offering.

Recent Developments

Following the delivery of Navigator Triton from Jiangnan on January 9, 2015 and the delivery of Navigator Umbrio on April 27, 2015, we have ten vessels in our newbuilding program, two of which are expected to be delivered in 2015, six in 2016 and two in 2017.

On January 27, 2015 Navigator Atlas L.L.C., Navigator Europa L.L.C., Navigator Oberon L.L.C., Navigator Triton L.L.C., Navigator Umbrio L.L.C., Navigator Centauri L.L.C., Navigator Ceres L.L.C., Navigator Ceto L.L.C. and Navigator Copernico L.L.C. (together, the “Borrowers”), the Company and Navigator Gas L.L.C. (together with the Company, the “Guarantors”) entered into a secured facility agreement, or the “January 2015 secured term loan facility,” pursuant to which a group of lenders made available to the Borrowers a seven year term loan facility of $278,125,000 to finance or refinance the purchase of nine vessels constructed, or under construction, by Jiangnan Shipyard (Group) Co., Ltd.

On June 28, 2015, Navigator Aries was involved in a collision with a container vessel near Surabaya, Indonesia causing significant damage to Navigator Aries and to one of its cargo tanks. The collision caused a fire on the main deck area of Navigator Aries which was quickly extinguished by the crew and three firefighting tugs. None of our crew members were injured and no pollution was reported. Navigator Aries is now in drydock undergoing repairs which may take a number of months to complete. All repair costs are expected to be recovered by our insurance, subject to a $0.1 million deductible. However, the Company does not have loss of hire insurance and, therefore, the income lost from the Navigator Aries charter with Pertamina may not be recoverable for the duration of the repairs.

On July 8, 2015, Navigator Mariner L.L.C. entered into a Memorandum of Agreement with PT Kemas Sejahtera Lestari to sell the vessel Navigator Mariner for $32.6 million. Closing of the sale occurred on August 3, 2015.

Factors Affecting Comparability

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•	We have been and are significantly increasing our fleet size. Our historical financial performance and future prospects have been and will be significantly impacted by the increasing size of our fleet.

•	Historical Fleet Size. Our historical financial statements for the six months ended June 30, 2014, reflect the results of operations of a fleet size of 25 vessels following the delivery of Navigator Atlas on June 20, 2014. Later in 2014, we took delivery of Navigator Europa and Navigator Oberon and in December 2014, we redelivered Maple 3 (our chartered-in vessel) to its owner, bringing our total fleet size to 26 vessels as of December 31, 2014, and resulting in a weighted average fleet size of 24.8 vessels for the 2014 year. Following the delivery of Navigator Triton in January 2015 and the delivery of Navigator Umbrio in April, 2015, our total fleet size increased to 28 vessels as of June 30, 2015, with a weighted average of 27.3 vessels for the six months ended June 30, 2015.

•	Future Fleet Size. We expect to take delivery of the newbuildings Navigator Centauri and Navigator Ceto between August and October 2015. In addition we have entered into agreements to acquire eight further newbuilding liquefied gas carriers, with expected deliveries of two handysize vessels and four midsize vessels in 2016 and two handysize vessels in 2017.

Given the variability in operating vessels in our fleet, our historical financial statements reflect, and in the future will reflect, significantly different levels of ownership and operating days as well as different levels of voyage expenses, vessel operating expenses, interest expense and other related costs.

•	We will incur additional general administration costs and other corporate expenses. We will continue to incur additional costs as a result of being a publicly-traded corporation, including costs associated with annual reports to shareholders, annual general meetings, internal controls over financial reporting, Securities and Exchange Commission, or “SEC,” filings, investor relations and NYSE annual listing fees. We also expect to grant equity compensation that would result in an expense to us.

•	We will have different financing arrangements. We have entered into secured term loan facilities and issued senior unsecured notes to finance the acquisitions of vessels and the construction of newbuildings. Please read “—Secured Term Loan Facilities” and “—Senior Unsecured Bonds.” We may enter into additional lending arrangements for the newbuildings currently not subject to a loan facility.

Results of Operations for the Three Months Ended June 30, 2015 Compared to Three Months Ended June 30, 2014

The following table compares our operating results for the three months ended June 30, 2014 and 2015:

	Three Months Ended June 30, 2014	Three Months Ended June 30, 2015	Percentage Change
	(in thousands, except percentages)
Operating revenue	$76,063	$84,140	10.6%
Operating expenses:
Address and brokerage Commissions	1,762	1,906	8.2%
Voyage expenses	12,171	11,304	(7.1%)
Charter-in costs	2,100	—	—
Vessel operating expenses	17,833	19,342	8.5%
Depreciation and amortization	11,146	13,110	17.6%
General administration costs	2,559	2,700	5.5%
Other corporate expenses	922	1,170	26.9%

Total operating expenses	$48,493	$49,532	2.1%

Operating income	$27,570	$34,608	25.5%
Interest expense	(7,820)	(8,105)	3.7%
Interest income	125	27	(78.4%)

Income before income taxes	$19,875	$26,530	33.5%
Income taxes	212	215	1.4%

Net income	$19,663	$26,315	33.8%

Operating Revenue. Operating revenue increased by $8.1 million or 10.6% to $84.1 million for the three months ended June 30, 2015, from $76.1 million for the three months ended June 30, 2014. This increase was primarily due to:

•	an increase in operating revenue of approximately $9.2 million attributable to an increase in the weighted average number of vessels from 24.1 to 27.7 for the three months ended June 30, 2015, and a corresponding increase in vessel ownership days by 327 days, or 14.9%, for the three months ended June 30, 2015, as compared to the three months ended June 30, 2014;

•	an increase in operating revenue of approximately $1.0 million attributable to improved average monthly charter rates, which rose to an average of approximately $930,642 per vessel per calendar month ($30,596 per day) for the three months ended June 30, 2015, as compared to an average of approximately $917,795 per vessel per calendar month ($30,174 per day) for the three months ended June 30, 2014;

•	an decrease in operating revenue of approximately $1.2 million attributable to a decrease in fleet utilization from 99.4% during the three months ended June 30, 2014 to 97.7 % during the three months ended June 30, 2015, primarily as a result of a number of vessels ballasting to various destinations either to take up time charters or following delivery of newbuildings from Jiangnan; and

•	a reduction in operating revenue of approximately $0.9 million relating to a relative decrease in the cost of voyage charters during the three months ended June 30, 2015, compared to the three months ended June 30, 2014.

The following table presents selected operating data for the three months ended June 30, 2014 and 2015, which we believe is useful in understanding our operating revenue:

	Three Months Ended June 30, 2014	Three Months Ended June 30, 2015
Fleet Data:
Weighted average number of vessels	24.1	27.7
Ownership days	2,195	2,522
Available days	2,131	2,437
Operating days	2,117	2,381
Fleet utilization	99.4%	97.7%
Average daily time charter equivalent rate	$30,174	$30,596

Address and Brokerage Commissions. Address and brokerage commissions increased by 8.2% to $1.9 million for the three months ended June 30, 2015, from $1.8 million for the three months ended June 30, 2014, as the number of vessels in our fleet, and consequently operating revenue on which it is based, increased.

Voyage Expenses. Voyage expenses decreased by 7.1% to $11.3 million for the three months ended June 30, 2015, from $12.2 million for the three months ended June 30, 2014. This was primarily due to a decrease in bunker prices resulting in lower voyage bunker costs during the three months ended June 30 2015, compared to the three months ended June 30, 2014. In addition, during the three months ended June 30, 2015, $0.2 million was offset against voyage expenses following the receipt of an insurance settlement relating to a cargo loss following a fire on Navigator Capricorn in November 2013.

Charter-in Costs. Charter-in costs decreased to zero for the three months ended June 30, 2015, from $2.1 million for the three months ended June 30, 2014. This decrease is due to the redelivery of our chartered-in vessel to its owner in December 2014, resulting in no charter-in costs being incurred for the three months ended June 30, 2015, compared to the vessel being in operation for the entire three months ended June 30, 2014.

Vessel Operating Expenses. Vessel operating expenses increased by 8.5% to $19.3 million for the three months ended June 30, 2015, from $17.8 million for the three months ended June 30, 2014, as the number of vessels in our fleet increased. Daily vessel operating expenses decreased by $800 per day, or 9.4%, to $7,670 per vessel per day for the three months ended June 30, 2015, compared to $8,470 per vessel per day for the three months ended June 30, 2014. The overall increase in vessel operating expenses was primarily due to the increase in our fleet size with a significant offset from a reduced cost per day during the three months ended June 30, 2015 as compared to the same quarter in 2014. In addition, during the three months ended June 30, 2015, $0.2 million was offset against vessel operating expenses following the receipt of an insurance settlement relating to crew costs previously written off and relating to a fire on Navigator Capricorn in November 2013.

Depreciation and Amortization. Depreciation and amortization expense increased by 17.6% to $13.1 million for the three months ended June 30, 2015, from $11.1 million for the three months ended June 30, 2014. This increase was primarily due to an increase in our fleet size. Depreciation and amortization expense included amortization of capitalized drydocking costs of $1.1 million for the three months ended June 30, 2015, and $1.0 million for the three months ended June 30, 2014.

Other Operating Results

General Administration Costs. General administration costs increased by $0.1 million or 5.5% to $2.7 million for the three months ended June 30, 2015, from $2.6 million for the three months ended June 30, 2014.

Other Corporate Expenses. Other corporate expenses increased by 26.9% to $1.2 million for the three months ended June 30, 2015, from $0.9 million for the three months ended June 30, 2014, primarily due to bigger fluctuations in USD having a negative effect against other currencies, principally the Euro, Sterling and Indonesian Rupiah.

Interest Expense. Interest expense increased to $8.1 million for the three months ended June 30, 2015, from $7.8 million for the three months ended June 30, 2014. This increase was primarily due to additional interest expense and finance charges for our entry into our January 2015 secured term loan facility to finance the delivery of the 2015 and 2016 handysize newbuildings.

Interest Income. Interest income decreased to $26,728 for the three months ended June 30, 2015, from $124,772 for the three months ended June 30, 2014. The decrease in interest income for the three months ended June 30, 2015, was primarily due to a reduction of cash on deposit following the prepayment of $120.0 million on the February 2013 secured term loan facility in July 2014.

Income Taxes. Income tax relates to taxes on our subsidiaries incorporated in the United Kingdom and Singapore. Our United Kingdom subsidiary earns management and other fees from affiliates, and our Singaporean subsidiary earns interest from loans to our variable interest entity in Indonesia. The main corporate tax rates are 20% and 17% in the United Kingdom and Singapore, respectively. For the three months ended June 30, 2015, we incurred taxes of $215,417, as compared to taxes for the three months ended June 30, 2014 of $211,994.

Results of Operations for the Six Months Ended June 30, 2015 Compared to Six Months Ended June 30, 2014

The following table compares our operating results for the six months ended June 30, 2014 and 2015:

	Six Months Ended June 30, 2014	Six Months Ended June 30, 2015	Percentage Change
	(in thousands, except percentages)
Operating revenue	$145,889	$158,338	8.5%
Operating expenses:
Address and brokerage commissions	3,247	3,536	8.9%
Voyage expenses	22,057	18,175	(17.6%)
Charter-in costs	4,200	—	—
Vessel operating expenses	35,094	37,312	6.3%
Depreciation and amortization	22,195	25,911	16.7%
General administration costs	5,284	5,354	1.3%
Other corporate expenses	1,381	1,533	11.0%

Total operating expenses	$93,458	$91,821	(1.8%)

Operating income	$52,431	$66,517	26.9%
Interest expense	(15,669)	(15,956)	1.8%
Write off of deferred financing costs	—	(1,797)	—
Interest income	217	30	(86.2%)

Income before income taxes	$36,979	$48,794	32.0%
Income taxes	433	450	3.9%

Net income	$36,546	$48,344	32.3%

Operating Revenue. Operating revenue increased by $12.4 million or 8.5% to $ 158.3 million for the six months ended June 30, 2015, from $145.9 million for the six months ended June 30, 2014. This increase was primarily due to:

•	an increase in operating revenue of approximately $15.1 million attributable to an increase in the weighted average number of vessels from 24.1 to 27.3, or 13.3%, for the six months ended June 30, 2015, and a corresponding increase in vessel ownership days by 588 days, or 13.5%, for the six months ended June 30, 2015, as compared to the six months ended June 30, 2014;

•	an increase in operating revenue of approximately $2.3 million attributable to improved average monthly charter rates, which rose to an average of approximately $909,438 per vessel per calendar month ($29,899 per day) for the six months ended June 30, 2015, as compared to an average of approximately $894,729 per vessel per calendar month ($29,416 per day) for the six months ended June 30, 2014;

•	a decrease in operating revenue of approximately $1.1 million attributable to a decrease in fleet utilization from 98.1% for the six months ended June 30, 2014 to 97.4% for the six months ended June 30, 2015 primarily as a result of a number of vessels ballasting to various destinations either to take up time charters or following delivery of newbuildings vessels from the shipyard in China, and

•	a decrease in operating revenue of approximately $3.9 million relating to a reduction in voyage charter revenue as a result of significant decreases in bunker fuel prices during the six months ended June 30, 2015, compared to the six months ended June 30, 2014.

The following table presents selected operating data for the six months ended June 30, 2014 and 2015, which we believe is useful in understanding our operating revenue:

	Six Months Ended June 30, 2014	Six Months Ended June 30, 2015
Fleet Data:
Weighted average number of vessels	24.1	27.3
Ownership days	4,355	4,943
Available days	4,291	4,816
Operating days	4,210	4,688
Fleet utilization	98.1%	97.4%
Average daily time charter equivalent rate	$29,416	$29,899

Address and Brokerage Commissions. Address and brokerage commissions increased by 8.9% to $3.5 million for the six months ended June 30, 2015, from $3.2 million for the six months ended June 30, 2014 as the number of vessels in our fleet, and consequently operating revenue on which it is based, increased.

Voyage Expenses. Voyage expenses decreased by 17.6% to $18.2 million for the six months ended June 30, 2015, from $22.1 million for the six months ended June 30, 2014. This was primarily due to a decrease in bunker prices resulting in lower voyage bunker costs during the six months ended June 30 2015, compared to the six months ended June 30, 2014. In addition, during the six months ended June 30, 2015, $0.2 million was offset against voyage expenses following the receipt of an insurance settlement relating to a cargo loss following a fire on Navigator Capricorn in November 2013.

Charter-in Costs. Charter-in costs decreased to zero for the six months ended June 30, 2015, from $4.2 million for the six months ended June 30, 2014. This decrease is due to the redelivery of the chartered in vessel to its owner in December 2014, resulting in no charter-in costs being incurred for the six months ended June 30, 2015, compared to the chartered in vessel being in operation for the entire six months ended June 30, 2014.

Vessel Operating Expenses. Vessel operating expenses increased by 6.3% to $37.3 million for the six months ended June 30, 2015, from $35.1 million for the six months ended June 30, 2014, as the number of vessels in our fleet increased. Daily vessel operating expenses decreased by $854 per vessel per day, or 10.2%, to $7,548 per vessel per day for the six months ended June 30, 2015, compared to $8,402 per vessel per day for the six months ended June 30, 2014. The overall increase in vessel operating expenses was primarily due to the increase in our fleet size with a significant offset from a reduced cost per day during the first six months of 2015 as compared to the same period in 2014. In addition during the six months ended June 30, 2015, $0.2 million was offset against vessel operating expenses following receipt of an insurance settlement relating to crew costs previously written off and relating to a fire on Navigator Capricorn in November 2013.

Depreciation and Amortization. Depreciation and amortization expense increased by 16.7% to $25.9 million for the six months ended June 30, 2015, from $22.2 million for the six months ended June 30, 2014. This increase was primarily due to an increase in our fleet size. Depreciation and amortization expense included amortization of capitalized drydocking costs of $2.2 million for the six months ended June 30, 2015, and $1.9 million for the six months ended June 30, 2014.

Other Operating Results

General Administration Costs. General administration costs increased by $0.1 million or 1.3% to $5.4 million for the six months ended June 30, 2015, from $5.3 million for the six months ended June 30, 2014.

Other Corporate Expenses. Other corporate expenses increased by $0.1 million or 11% to $1.5 million for the six months ended June 30, 2015, from $1.4 million for the six months ended June 30, 2014.

Interest Expense. Interest expense increased to $16.0 million for the six months ended June 30 2015, from $15.7 million for the six months ended June 30, 2014. The increase was primarily due to increased interest expense and amortization of deferred financing charges on loan drawdowns associated with the two newbuildings delivered in the six months ended June 30, 2015.

Write off of Deferred Finance Costs. The write off of deferred financing costs of $1.8 million for the six months ended June 30, 2015 related to costs associated with one of our previous secured term loan facilities that was refinanced during the six months ended June 30, 2015. No loan refinancing occurred in the six months ended June 30, 2014.

Interest Income. Interest income decreased to $30,335 for the six months ended June 30, 2015, from $216,790 for the six months ended June 30, 2014. The decrease in interest income for the six months ended June 30, 2015, was primarily due to a reduction of cash on deposit following the prepayment of the $120.0 million on a secured term loan facility in July 2014.

Income Taxes. Income tax relates to taxes on our subsidiaries incorporated in the United Kingdom and Singapore. Our United Kingdom subsidiary earns management and other fees from affiliates, and our Singaporean subsidiary earns interest from loans to our variable interest entity in Indonesia, The main corporate tax rates are 20% and 17% in the United Kingdom and Singapore, respectively. For the six months ended June 30, 2015, we incurred taxes of $449,715, as compared to taxes for the six months ended June 30, 2014 of $433,018.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our primary uses of funds have been capital expenditures for the construction of vessels, repayments of bank loans, voyage expenses, vessel operating expenses, general and administrative costs, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards and financing expenses. Our primary sources of funds have been cash from operations and proceeds from the secured term loan facilities. We are required to maintain certain minimum liquidity amounts in order to comply with our various debt instruments. Please see “—Secured Term Loan Facilities.”

In addition to operating expenses, our medium-term and long-term liquidity needs primarily relate to the construction of newbuild vessels and potential future acquisitions. At June 30, 2015, we had contracted to construct 10 newbuildings for an aggregate of $590.4 million, which comprised of two 2015 newbuildings from Jiangnan Shipyard, China for $44.0 million per vessel, the two 22,000 cbm 2016 newbuildings from Jiangnan for $44.0 million per vessel, four 35,000 cbm 2016 newbuildings from Jiangnan for an average of $78.1 million per vessel, and the two 2017 newbuildings from HMD for $51.0 million, for each vessel.

We will be financing the remaining construction prices of the 2015 and 2016 handysize newbuildings through previously issued equity and borrowings under our current senior term loan facilities. We expect to finance the purchase price of the 2016 midsize newbuildings, the 2017 newbuildings and any additional future acquisitions either through entering into new term loan facilities or through previously issued equity, internally generated funds, debt financings, the issuance of additional equity securities or a combination of these forms of financing. We anticipate that our primary sources of funds for our long-term liquidity needs will be from cash flows from operations and/or debt or equity financings. We believe that these sources of funds will be sufficient to meet our liquidity needs for the foreseeable future.

Ongoing Capital Expenditures

We are required to drydock each vessel once every five years until it reaches 15 years of age, after which we are required to drydock the applicable vessel every two and one-half to three years. Drydocking each vessel takes approximately 20-30 days. Drydocking days generally include approximately 5-10 days of travel time to and from the drydocking shipyard and approximately 15-20 days of actual drydocking time. Eight of our vessels are expected to undergo scheduled drydocking during 2015, three of which have completed their drydocking as of June 30, 2015, and one completed in July, 2015.

We spend significant amounts of funds for scheduled drydocking (including the cost of classification society surveys) of each of our vessels. As our vessels age and our fleet expands, our drydocking expenses will increase. We estimate the current cost of the initial five-year drydocking of one of our vessels is approximately $0.8 million, the ten-year drydocking cost is approximately $1.2 million and the 15-year drydocking cost is approximately $1.5 million. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and classification society survey costs, with a balance included as a component of our operating expenses. We are not aware of any regulatory changes or environmental liabilities that we expect to have a material impact on our current or future results of operations.

Cash Flows

The following table summarizes our cash and cash equivalents provided by (used in) operating, financing and investing activities for the periods presented:

	Six Months Ended June 30, 2014	Six Months Ended June 30, 2015
	(in thousands)
Net cash provided by operating activities	$53,960	$65,470
Net cash used in investing activities	(88,768)	(123,714)
Net cash (used in) / provided by financing activities	(716)	61,943
Net (decrease) / increase in cash and cash equivalents	(35,524)	3,699

Operating Cash Flows. Net cash provided by operating activities for the six months ended June 30, 2015, increased to $65.5 million, from $54.0 million for the six months ended June 30, 2014, an increase of 21.3%. This $11.5 million increase in net cash provided by operating activities for the six months ended June 30, 2015 compared to the six months ended June 30, 2014 was primarily due to increases in operating revenue referred to above and by movements in working capital.

Net cash flow from operating activities depends upon the size of our fleet, charter rates attainable, fluctuations in working capital balances, repairs and maintenance activity, changes in interest rates and foreign currency rates.

Investing Cash Flows. Net cash used in investing activities of $123.7 million for the six months ended June 30, 2015, primarily represents $116.7 million for payments made to Jiangnan shipyard, representing final installments on the delivery of Navigator Triton and Navigator Umbrio, amounting to $79.8 million, installments paid for the 2016 newbuildings of $16.5 million, installments for the 2017 newbuildings totaling $20.4 million, along with $8.0 million of other costs associated with newbuildings and an offset of $0.6 million relating to receipts from the shipyard for delayed delivery penalties and $0.4 million receipts from a 2013 insurance claim.

Net cash used in investing activities of $88.8 million for the six months ended June 30, 2014, primarily represents $84.9 million for payments made to Jiangnan shipyard, representing an initial installment on each of the four 35,000 cbm newbuildings, amounting to $31.3 million, three installments for the 2015 newbuildings totaling $13.7 million and the final installment of $39.9 million for the delivery of the first 2014 newbuilding, Navigator Atlas.

Financing Cash Flows. Net cash provided by financing activities was $61.9 million for the six months ended June 30, 2015, primarily consisting of $65.4 million drawn from a secured term loan facility to finance the delivery installment of two newbuildings, along with $30.0 million drawn down on our revolving term loan facility to finance instalment payments made on the 2017 newbuildings, offset by $31.1 million in regular loan repayments and $2.4 million in financing costs associated with entering into the January 2015 secured term loan facility.

Net cash used in financing activities was $0.7 million for the six months ended June 30, 2014, primarily consisting of $30.0 million drawn on a bank loan facility associated with the delivery of Navigator Atlas and regular loan repayments under the secured term loan facilities.

Secured Term Loan Facilities

General. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries have entered into a series of secured term loan facilities beginning in April 2011, or the “April 2011 secured term loan facility,” in April 2012, or the “April 2012 secured term loan facility,” in February 2013, or the “February 2013 secured term loan facility,” and in April 2013, or the “April 2013 secured term loan facility.” In January 2015, the April 2013 secured term loan facility was refinanced by incorporating it into a new larger secured term loan facility, or the “January 2015 secured term loan facility.” Collectively, we refer to the debt thereunder as our “secured term loan facilities.” Proceeds of the loans under our secured term loan facilities may be used to finance newbuildings, acquisitions and for general corporate purposes. The full commitment amounts have been drawn under the April 2011 secured term loan facility, and the April 2012 secured term loan facility. We are the guarantor under each of the secured term loan facilities.

Fees and Interest. We paid arrangement and agency fees at the time of the closing of our secured term loan facilities. Agency fees are due annually. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus a bank margin, for interest periods of one, three or six months or longer if agreed by all lenders.

Term and Facility Limits

April 2011 Secured Term Loan Facility. The April 2011 secured term loan facility has a term of six years with a maximum principal amount of $80.0 million. The April 2011 secured term loan facility is a delayed draw facility with an availability period that ended December 27, 2012. The aggregate fair market value of the collateral vessels must be no less than 130% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 300 basis points per annum.

April 2012 Secured Term Loan Facility. The April 2012 secured term loan facility has a term of five years with a maximum principal amount of up to $180.0 million. The April 2012 secured term loan facility is a delayed draw facility with an availability period that ended December 31, 2012. The aggregate fair market value of the collateral vessels must be no less than 135% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 337.5 basis points per annum.

February 2013 Secured Term Loan Facility. The February 2013 secured term loan facility has a term of five years with a maximum principal amount of up to the lesser of (i) $270.0 million and (ii) 60% of the fair market value of the collateral vessels. The February 2013 secured term loan facility is a delayed draw facility with an availability period that ended December 31, 2013. Advances under the facility were upon the delivery of the A.P. Møller vessels. The aggregate fair market value of the collateral vessels must be no less than 135% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 350 basis points per annum.

On June 30, 2014, we entered into a Supplemental Agreement to our February 2013 $270.0 million secured term loan facility, which, among other things, (i) allows the us to prepay $120.0 million outstanding under such term loan facility, (ii) revises the terms of the such term loan facility to include a quasi revolving facility where funds can be drawn over the course of the facility period in four tranches of $30.0 million each and (iii) provides that such term loan facility be amended and restated to reflect the foregoing. On July 7, 2014, we prepaid $120.0 million outstanding under such term loan facility from excess cash following the IPO in November 2013. We made an aggregate of $90.0 million of drawdowns ($30.0 million on each of November 6, 2014, December 30, 2014 and April 30, 2015), to fund installments for the vessel newbuildings. The availability under this facility as of June 30, 2015 was $30.0 million.

January 2015 Secured Term Loan Facility. The January 2015 secured term loan facility was entered into to refinance the April 2013 secured term loan facility, as well as to provide financing for an additional five existing newbuildings. The January 2015 secured term loan facility has a term of up to seven years from the loan drawdown date with a maximum principal amount of up to $278.1 million. Following the drawdown of $153.5 million to partially finance the delivery of Navigator Atlas, Navigator Europa, Navigator Oberon, Navigator Triton and Navigator Umbrio, there was $124.6 million under the January 2015 secured term loan facility available to be drawn to fund the future deliveries of Navigator Centauri, Navigator Ceres, Navigator Ceto and Navigator Copernico, which are expected to be delivered between August 2015 and March 2016. The aggregate fair market value of the collateral vessels must be no less than 135% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 270 basis points per annum.

Prepayments/Repayments. The borrowers may voluntarily prepay indebtedness under our secured term loan facilities at any time, without premium or penalty, in whole or in part upon prior written notice to the facility agent, subject to customary compensation for LIBOR breakage costs. Save for the February 2013 secured term loan facility referred to above, the borrowers may not reborrow any amount that has been so prepaid.

The loans will be subject to quarterly amortization repayments beginning three months after the initial borrowing date or delivery dates of the newbuildings, as applicable. Any remaining outstanding principal amount must be repaid on the expiration date of the facilities.

The borrowers are also required to deliver semi-annual compliance certificates, which include valuations of the vessels securing the applicable facility from an independent ship broker. Upon delivery of the valuation, if the market value of the collateral vessels is less than 130% of the outstanding indebtedness under the April 2011 facility or 135% of the outstanding indebtedness under the other facilities, the borrowers must either provide additional collateral or repay any amount in excess of 130% or 135% of the market value of the collateral vessels, as applicable.

Financial Covenants. The secured term loan facilities contain financial covenants requiring the borrowers, among other things, to ensure that:

•	the ratio of Net Debt to Total Capitalization (each as defined in the applicable secured term loan facility) is no greater than 0.60 to 1.00;

•	the borrowers have liquidity (including undrawn available lines of credit with a maturity exceeding 12 months) of no less than (i) between $10.0 million and $25.0 million, as applicable, or (ii) 5% of Net Debt or total debt, as applicable, whichever is greater;

•	the ratio of EBITDA to Interest Expense (each as defined in the applicable secured term loan facility), on a trailing four quarter basis, is no less than 3.00 to 1.00;

•	the borrower must maintain a minimum ratio of shareholder equity to total assets of 30%; and

•	the current assets of the borrower must exceed the current liabilities (excluding current liabilities attributable to the senior unsecured bonds or the senior term loans) at all times.

Restrictive Covenants. The secured term loan facilities provide that the borrowers may not pay dividends to us out of operating revenues generated by the vessels securing the indebtedness if an event of default has occurred or is continuing. The secured term loan facilities also limit the borrowers from, among other things, incurring indebtedness or entering into mergers and divestitures. The secured term loan facilities also contain general covenants that will require the borrowers to maintain adequate insurance coverage and to maintain their vessels. In addition, the secured term loan facilities include customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents.

As of June 30, 2015, we were in compliance with all covenants under the secured term loan facilities, including with respect to the aggregate fair market value of our collateral vessels.

Senior Unsecured Bonds

General. On December 18, 2012, we issued senior unsecured bonds in an aggregate principal amount of $125.0 million with Norsk Tillitsmann ASA as the bond trustee. The proceeds of the senior unsecured bonds were used (i) in part to finance the acquisition of the A.P. Møller vessels and (ii) for general corporate purposes. The senior unsecured bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA.

Interest. Interest on the senior unsecured bonds is payable at a fixed rate of 9.0% per annum, calculated on a 360-day year basis. Interest is payable semi-annually on June 18 and December 18 of each year.

Maturity. The senior unsecured bonds mature in full on December 18, 2017.

Optional Redemption. We may redeem the senior unsecured bonds, in whole or in part, beginning December 18, 2015. Senior unsecured bonds redeemed from December 18, 2015 to December 17, 2016, shall be redeemed at 104% of par, senior unsecured bonds redeemed from December 18, 2016 to June 17, 2017, shall be redeemed at 102% of par and senior unsecured bonds redeemed from June 18, 2017, to the day prior to the maturity date, shall be redeemed at 101% of par.

Additionally, upon the occurrence of a “Change of Control Event” (as defined in the senior unsecured bond agreement), the holders of senior unsecured bonds have an option to force the issuer to repay such holder’s outstanding bonds at 101% of par.

Financial Covenants. The senior unsecured bond agreement contains financial covenants requiring us, among other things, to ensure that:

•	we and our subsidiaries maintain a minimum liquidity of no less than the greater of (i) $12.5 million and (ii) 5% of Total Interest-Bearing Debt (as defined in the senior unsecured bond agreement);

•	we and our subsidiaries maintain a positive working capital amount;

•	we and our subsidiaries maintain an Interest Coverage Ratio (as defined in the senior unsecured bond agreement) of not less than 3.0;

•	we and our subsidiaries maintain an Equity Ratio (as defined in the senior unsecured bond agreement) of at least 30%; and

•	we and our subsidiaries ensure that the sum of the market value of (i) our vessels plus (ii) any amounts in any escrow account in favor of the bond trustee are at least 120% of the Total Interest-Bearing Debt.

Our compliance with the covenants listed above is measured as of the end of each fiscal quarter, except for the final ratio, which is measured semi-annually on June 30 and December 31 of each year.

Restrictive Covenants. The senior unsecured bond agreement provides that we may declare dividends so long as such dividends do not exceed 50% of our consolidated net profits after taxes and we have an Equity Ratio of 35% after giving pro forma effect to such distribution. The senior unsecured bond agreement also limits us and our subsidiaries from, among other things, incurring additional indebtedness, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens. In addition, the senior unsecured bond agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

As of June 30, 2015, we were in compliance with all covenants under our senior unsecured bond agreement.

Tabular Disclosure of Contractual Obligations

The contractual obligations schedule set forth below summarizes our contractual obligations as of June 30, 2015.

	2015	2016	2017	2018	Thereafter	Total
	(in thousands)
Vessels under construction	$114,288	$309,588	$20,400	$—	$—	$444,276
Secured term loan facilities and 9% senior unsecured bond issue	37,539	57,529	291,552	116,539	104,043	607,202
Office leases	369	737	621	505	1,643	3,875

Total contractual obligations	$152,196	$367,854	$312,573	$117,044	$105,686	$1,055,353

As part of our growth strategy, we will continue to consider strategic opportunities, including the acquisition of additional vessels. We may choose to pursue such opportunities through internal growth or joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including credit facilities, debt borrowings and the issuance of additional shares of common stock.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates and foreign currency fluctuations, as well as inflation. We may in the future use interest rate swaps to manage interest rate risks, but will not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

Historically, we have been subject to limited market risks relating to changes in interest rates because we did not have significant amounts of floating rate debt outstanding. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries are parties to secured term loan facilities that bear interest at an interest rate of LIBOR plus 270 to 350 basis points. A variation in LIBOR of 100 basis points would result in a variation of $10,000 in annual interest paid on each $1.0 million of indebtedness outstanding under the secured term loan facilities.

We invest our surplus funds with reputable financial institutions, with original maturities of no more than six months, in order to provide the Company with flexibility to meet all requirements for working capital and for capital investments.

We do not currently use interest rate swaps to manage the impact of interest rate changes on earnings and cash flows, but we may elect to do so in the future.

Foreign Currency Exchange Rate Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues are in U.S. Dollars. Our expenses, however, are in the currency invoiced by each supplier, and we remit funds in the various currencies invoiced. We incur some vessel operating expenses, including some crewing costs, and general and administrative costs in foreign currencies and there is a risk that currency fluctuations could have an adverse effect on the value of our cash flows. We have not entered into any hedging transactions to mitigate our exposure to foreign currency exchange rate risk.

Inflation

Certain of our operating expenses, including crewing, insurance and drydocking costs, are subject to fluctuations as a result of market forces. Crewing costs in particular have risen over the past number of years as a result of a shortage of trained crews. Increases in bunker (fuel and oil) costs could have a material effect on our future operations if the number of vessel employment contracts for voyage charters or Contracts of Affreightment (“COA”) increases. In the case of the 17 of our 28 vessels as of June 30, 2015, it is the charterers who pay for the fuel. If our vessels are employed under voyage charters or COAs, freight rates are generally sensitive to the price of fuel. However, a sharp rise in bunker prices may have a temporary negative effect on our results since freight rates generally adjust only after prices settle at a higher level.

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the period ended June 30, 2015 contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast, contain forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this report. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the receipt of our ten newbuildings and the timing of the receipt thereof;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends; and

•	other factors detailed from time to time in other periodic reports we file with the Securities and Exchange Commission.

All forward-looking statements included in this Report on Form 6-K are made only as of the date of this Report on Form 6-K. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Balance Sheets

(Unaudited)

	December 31,	June 30,
	2014	2015
	(in thousands)
Assets
Current assets
Cash and cash equivalents	$62,526	$66,225
Accounts receivable, net	7,195	10,639
Accrued income	3,642	8,382
Prepaid expenses and other current assets	6,323	10,076
Inventories	4,811	5,949
Insurance recoverable	—	6,000

Total current assets	84,497	107,271
Assets held for sale	—	31,352
Non-current assets
Long-term accounts receivable	198	198
Vessels in operation, net	1,145,066	1,190,351
Vessels under construction	131,345	149,753
Property, plant and equipment, net	284	258
Deferred finance costs, net	9,066	8,233

Total assets	$1,370,456	$1,487,416

Liabilities and stockholders’ equity
Current liabilities
Current portion of long-term debt	$58,350	$66,304
Accounts payable	6,448	7,907
Accrued expenses and other liabilities	5,312	6,603
Accrued interest	3,012	3,196
Deferred income	7,095	7,573

Total current liabilities	80,217	91,583

Non-current liabilities
Secured term loan facilities, net of current portion	359,509	415,898
Senior unsecured bond	125,000	125,000

Total non-current liabilities	484,509	540,898

Total liabilities	564,726	632,481
Commitments and contingencies
Stockholders’ equity
Common stock – $.01 par value;
400,000,000 shares authorized; 55,363,467 shares issued and outstanding, (2014: 55,346,613)	553	554
Additional paid-in capital	584,808	585,598
Accumulated other comprehensive loss	(254)	(184)
Retained earnings	220,623	268,967

Total stockholders’ equity	805,730	854,935

Total liabilities and stockholders’ equity	$1,370,456	$1,487,416

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Income

(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	(in thousands except share data)		(in thousands except share data)
	2014	2015	2014	2015
Revenues
Operating revenue	$76,063	$84,140	$145,889	$158,338

Expenses
Address and brokerage commissions	1,762	1,906	3,247	3,536
Voyage expenses	12,171	11,304	22,057	18,175
Charter-in costs	2,100	—	4,200	—
Vessel operating expenses	17,833	19,342	35,094	37,312
Depreciation and amortization	11,146	13,110	22,195	25,911
General and administrative costs	2,559	2,700	5,284	5,354
Other corporate expenses	922	1,170	1,381	1,533

Total operating expenses	48,493	49,532	93,458	91,821

Operating income	27,570	34,608	52,431	66,517
Other income/(expense)
Interest expense	(7,820)	(8,105)	(15,669)	(15,956)
Write off of deferred financing costs	—	—	—	(1,797)
Interest income	125	27	217	30

Income before income taxes	19,875	26,530	36,979	48,794
Income taxes	(212)	(215)	(433)	(450)

Net income	$19,663	$26,315	$36,546	$48,344

Earnings per share:
Basic:	$0.36	$0.48	$0.66	$0.87
Diluted:	$0.35	$0.47	$0.66	$0.87

Weighted average number of shares outstanding:
Basic:	55,337,349	55,363,467	55,332,086	55,356,483
Diluted:	55,535,396	55,741,907	55,431,657	55,669,709

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Comprehensive Income

(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	(in thousands)		(in thousands)
	2014	2015	2014	2015
Net income	$19,663	$26,315	$36,546	$48,344
Other Comprehensive Income / (Loss):
Foreign currency translation gain	114	319	117	70

Total Comprehensive Income	$19,777	$26,634	$36,663	$48,414

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Shareholders’ Equity

(Unaudited)

	(in thousands, except share data)
	Common Stock
	Number of shares (note 6)	Amount 0.01 par value (Note 6)	Additional Paid-in Capital (Note 6)	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
January 1, 2014	55,326,765	$553	$584,031	$(88)	$136,156	$720,652
Issuance of common stock, net of issuance costs	—	—	(345)	—	—	(345)
Restricted shares issued April 14, 2014	12,348	—	—	—	—	—
Restricted shares issued November 21, 2014	5,000	—	—	—	—	—
Restricted shares issued December 1, 2014	2,500	—	—	—	—	—
Net income	—	—	—	—	84,467	84,467
Foreign currency translation	—	—	—	(166)	—	(166)
Share-based compensation plan	—	—	1,122	—	—	1,122

December 31, 2014	55,346,613	553	584,808	(254)	220,623	805,730
Restricted shares issued March 17, 2015	16,854	1	—	—	—	1
Net income	—	—	—	—	48,344	48,344
Foreign currency translation	—	—	—	70	—	70
Share-based compensation	—	—	790	—	—	790

June 30, 2015	55,363,467	$554	$585,598	$(184)	$268,967	$854,935

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Six months ended	Six months ended
	June 30,	June 30,
	2014	2015
	(in thousands)	(in thousands)
Cash flows from operating activities
Net income	$36,546	$48,344
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	22,195	25,911
Payment of drydocking costs	(2,278)	(4,539)
Amortization of share-based compensation	451	790
Amortization of deferred financing costs	1,386	3,232
Unrealized foreign exchange	108	69
Changes in operating assets and liabilities
Accounts receivable	4,993	(3,444)
Inventories	(1,270)	(1,139)
Accrued income and prepaid expenses and other current assets	(4,510)	(7,168)
Accounts payable, accrued interest and other liabilities	(3,661)	3,414

Net cash provided by operating activities	53,960	65,470

Cash flows from investing activities
Payment to acquire vessels	(350)	(1,868)
Payment for vessels under construction	(88,309)	(122,831)
Purchase of other property, plant and equipment	(109)	(40)
Receipt of shipyard penalty payments	—	634
Insurance recoveries	—	391

Net cash used in investing activities	(88,768)	(123,714)

Cash flows from financing activities
Proceeds from secured term loan facilities	30,000	95,400
Direct financing costs of secured term loan facilities	—	(2,400)
Repayment of secured term loan facilities	(30,376)	(31,057)
Issuance costs of stock	(340)	—

Net cash (used in) / provided by financing activities	(716)	61,943

Net (decrease) / increase in cash and cash equivalents	(35,524)	3,699
Cash and cash equivalents at beginning of period	194,740	62,526

Cash and cash equivalents at end of period	$159,216	$66,225
Supplemental Information

Total interest paid during the period, net of amounts capitalized	$14,685	$14,336

Total tax paid during the period	$327	$402

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

1.	Basis of Presentation

The accompanying Navigator Holdings Ltd. (the “Company”), unaudited condensed consolidated financial statements reflect all normal recurring adjustments necessary for a fair presentation of the financial position of the Company and its subsidiaries as of June 30, 2015; the results of operations for the three and six months ended June 30, 2015 and 2014; the statement of stockholders equity for the six months ended June 30, 2015; and cash flows for the six months ended June 30, 2015 and 2014.

These unaudited condensed consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with generally accepted accounting principles in the United States of America for interim reporting. As such, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. It is recommended that these financial statements be read in conjunction with our consolidated financial statements and notes thereto for the year ended December 31, 2014. The results for the period ended June 30, 2015 are not necessarily indicative of results for the full 2015 fiscal year or any other future periods.

2.	Vessels in Operation

	Vessel	Drydocking	Total
		(in thousands)
Cost
December 31, 2014	$1,305,079	$19,673	$1,324,752
Additions	1,868	4,539	6,407
Transfer from vessels under construction	103,123	1,300	104,423
Re-classified to assets held for sale	(33,159)	(1,397)	(34,556)
Reduction in contract cost of new build vessels	(2,350)	—	(2,350)
Vessel impairment due to collision	(6,000)	—	(6,000)
Disposals for the period	—	(2,164)	(2,164)

June 30, 2015	$1,368,561	$21,951	$1,390,512

Accumulated Depreciation
December 31, 2014	$170,448	$9,238	$179,686
Charge for the period	23,633	2,210	25,843
Re-classified to assets held for sale	(2,531)	(673)	(3,204)
Disposals for the period	—	(2,164)	(2,164)

June 30, 2015	$191,550	$8,611	$200,161

Net Book Value
June 30, 2015	$1,177,011	$13,340	$1,190,351

December 31, 2014	$1,134,631	$10,435	$1,145,066

NAVIGATOR HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements (continued)

(Unaudited)

2.	Vessels in Operation (continued)

On January 9, 2015, Navigator Triton, the fourth of five 21,000 cubic meter semi-refrigerated ethylene-capable gas carriers being built at Jiangnan shipyard in China was delivered.

The vessel impairment of $6.0 million relates to the best estimate at June 30, 2015 of damages caused to Navigator Aries, following a collision on June 28, 2015. This is a current assessment of the damages and may be subject to change upon receipt of further information, which is expected to occur within one year.

There is a corresponding insurance recoverable amount of $6.0 million relating to the estimated repairs of Navigator Aries following her collision. All repair costs are expected to be recovered by our Hull & Machinery insurance, subject to a $0.1 million deductible.

The reduction in contract cost of newbuildings of $2.4 million relates to penalty payments due to delays in delivery of the first four newbuilding ethylene-capable gas carriers, receivable from Jiangnan shipyard.

The net book value of vessels that serve as collateral for the Company’s bank loans was $1.1 billion at June 30, 2015.

3.	Vessels Under Construction

2015
(in thousands)
Vessels under construction at January 1	131,345
Payments to shipyard	117,467
Transfer to vessels in operation	(104,423)
Other payments including site team costs and initial stores	5,364

Vessels under construction at June 30	$149,753

4.	Assets Held for Sale

In June 2015, the Company negotiated and received board approval to sell Navigator Mariner. In July 2015, the Company entered into a memorandum of agreement to sell Navigator Mariner for $32.6 million closing on the sale occurred on August 3, 2015.

The Company has classified Navigator Mariner as assets held for sale as of June 30, 2014 and in accordance with US GAAP depreciation has ceased on this asset with effect from this date. Assets held for sale as of June 30, 2015 was $31.4 million and represents the carrying value of Navigator Mariner as at this date.

5.	Common Stock

The calculation of both basic and diluted number of weighted average outstanding shares as of:

	June 30, 2014	June 30, 2015
Basic weighted average number of shares	55,332,086	55,356,483
Effect of dilutive potential share options:	99,571	313,226

Diluted weighted average number of shares	55,431,657	55,669,709

NAVIGATOR HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements (continued)

(Unaudited)

5.	Common Stock (continued)

On March 17, 2015, the Company granted 158,885 share options under the 2013 Long Term Incentive Plan (“the 2013 Plan”) to officers and employees of the Company. As of June 30, 2015, 1,500 of these options have been forfeited.

On April 14, 2014, the Company granted 197,055 share options under the 2013 Plan and on October 14, 2014 the Company granted an additional 30,000 share options under the 2013 Plan, to officers and employees of the Company. As of June 30, 2015, 6,000 of these share options have been forfeited.

The diluted effect of 313,226 share options for the three months ended June 30, 2015 is related to the 378,440 of unvested share options outstanding at June 30, 2015. The shares of the Company’s common stock began trading on the New York Stock Exchange on November 21, 2013, under the ticker symbol “NVGS.”

6.	Share-Based Compensation

During 2008, the Company’s Board adopted the 2008 Restricted Stock Plan (the “2008 Plan”), which entitled officers, employees, consultants and directors of the Company to receive grants of restricted stock of the Company’s common stock. This 2008 Plan is administered by the Board or a committee of the Board. A holder of restricted stock, awarded under the Plan, shall have the same voting and dividend rights as the Company’s other common stockholders in relation to those shares.

Prior to closing of the Company’s initial public offering in November 2013, the 2008 Plan was frozen such that new awards will no longer be issued thereunder. However, any outstanding awards issued prior to the 2008 Plan being frozen shall continue to remain outstanding and extend beyond the date the Plan was frozen. Any future equity incentive awards will be granted under a new long term incentive plan, the 2013 Plan, entered into prior to the closing of the Company’s initial public offering.

During the year to December 31, 2014, 61,350 shares of those previously awarded under the 2008 Plan vested with a total fair value of $1,802,463. An additional 50,298 shares previously awarded under the 2008 Plan vested during the six months to June 30, 2015 at a fair value of $1,111,561.

The 2013 Plan is administered by the Compensation Committee with certain decisions subject to approval of our Board. The maximum aggregate number of common shares that may be delivered pursuant to options or restricted stock awards granted under the Plan is 3,000,000 shares of common stock. A holder of restricted stock, awarded under the Plan, shall have the same voting and dividend rights as the Company’s other common stockholders in relation to those shares.

On April 14, 2014, the Company granted 12,348 shares under the 2013 Plan, with a value of $24.29 per share to certain members of the Board of Directors and on November 21, 2014 a further 5,000 shares were granted to a member of the Board of Directors with a weighted average value of $23.50. All of these shares vest on the first anniversary of the grant date.

On December 1, 2014 the company granted 2,500 shares under the 2013 Plan to officers and management of the Company with a weighted average value of $19.59 per share. These shares vest on the third anniversary of the grant date.

On March 17, 2015 the company granted 16,854 shares under the 2013 Plan to members of the Board of Directors with a weighted average value of $17.80 per share. These shares vest on the first anniversary of the grant date.

NAVIGATOR HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements (continued)

(Unaudited)

6.	Share-Based Compensation (continued)

Restricted share grant activity for the year ended December 31, 2014 and six months ended June 30, 2015 was as follows:

	Number of non-vested restricted shares	Weighted average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value
Balance as of January 1, 2014	213,765	$8.40	1.53 years	5,758,829
Granted	19,848	23.50
Vested	(61,350)	6.39

Balance as of December 31, 2014	172,263	$8.50	0.88 years	$3,627,859
Granted	16,854	17.80
Vested	(62,646)	10.88

Balance as of June 30, 2015	126,471	$11.76	1.02 years	$2,395,361

Using the straight-line method of expensing the restricted stock grants, the weighted average estimated value of the shares calculated at the date of grant is recognized as compensation costs in the Statement of Income over the period to the vesting date.

During the six months ended June 30, 2015, the Company recognized $432,374 in share-based compensation costs relating to share grants (six months ended June 30, 2014: $330,104). As of June 30, 2015, there was a total of $553,796 unrecognized compensation costs relating to the expected future vesting of share-based awards (December 31, 2014: $686,170) which are expected to be recognized over a weighted average period of 1.02 years (December 31, 2014: 0.88 years).

On April 14, 2014 the Company granted 197,055 share options at a strike price of $24.29 under the 2013 Plan, with a weighted average value of $7.45 per share to officers and employees of the Company. On October 14, 2014 the Company granted 30,000 share options at a strike price of $23.18 under the 2013 Plan, with a weighted average value of $6.23 per share to officers and employees of the Company.

On March 17, 2015 the Company granted 158,885 share options at a strike price of $17.80 under the 2013 Plan, with a weighted average value of $7.90 per share to officers and employees of the Company.

All options are not exercisable until the third anniversary of the grant date and can be exercised up to tenth anniversary of the date of grant. The fair value of each option is calculated on the date of grant based on the Black-Scholes valuation model using the assumptions listed in the table below. Expected volatilities are based on the historic volatility of the Company’s stock price and other factors. The Company does not currently pay dividends and it is assumed this will not change. The expected term of the options granted is anticipated to occur in the range between 4 and 6.5 years. The risk free rate is the rate adopted from the U.S. Government Zero Coupon Bond.

Assumptions used to determine the fair value of options granted during the year ended June 30, 2015 were as follows:

Grant Date	April 14, 2014	October 14, 2014	March 17, 2015
Expected volatility	25.0%	35.0%	39.0%
Expected dividend yield	0.0%	0.0%	0.0%
Expected term (in years)	6.5	4 - 6.5	4 - 6.5
Risk free rate	2.17%	1.25% - 1.74%	1.52% - 1.84%

NAVIGATOR HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements (continued)

(Unaudited)

6.	Share-Based Compensation (continued)

Options granted during the year ended December 31, 2014 and six months ended June 30, 2015 were as follows:

Options	Number of non- vested options	Weighted average exercise price per share	Weighted average remaining contractual term years	Aggregate intrinsic value
Balance as of January 1, 2014	—	—	—	—
Granted April 14, 2014	197,055	$24.29	8.80	—
Granted October 14, 2014	30,000	23.18	9.30	—
Forfeited during the year	(4,000)	23.18	—	—
Vested	—	—	—	—

Balance as of December 31, 2014	223,055	$24.16	8.86	—
Granted March 17, 2015	158,885	17.80	9.22
Forfeited during the period	(3,500)	20.87	—	—
Vested	—	—	—	—

Balance as of June 30, 2015	378,440	21.52	9.21	$181,129

During the six months ended June 30, 2015, the Company recognized $357,382 in share-based compensation costs relating to options granted under the 2013 Plan, recognized in general and administrative costs. At June 30, 2015, there was $2,133,468 of total unrecognized compensation costs related to non-vested options under the 2013 Plan. This cost is expected to be recognized over a weighted average period of 2.21 years.

7.	Commitments and Contingencies

The Company occupies office space in London with a lease commencing in March 2012, for a period of ten years, with a mutual break clause after five years, and is paying approximately $505,900 (£321,850) per calendar year. The Company also occupies property in New York paying approximately $231,990 per year. The lease is for a period of five years ending June 30, 2017.

On July 18, 2013, the Company entered into agreements to construct two 22,000 cubic meter semi-refrigerated liquefied gas carriers for a combined price of approximately $88.0 million, plus options to build two further 22,000 cubic meter semi-refrigerated liquefied gas carriers, at a construction price of $44.0 million. These four vessels are scheduled to be delivered between August 2015 and March 2016.

On December 20, 2013, the Company entered into a contract to construct a 35,000 cubic meter semi-refrigerated ethane capable gas carrier at a purchase price of $77.4 million at Jiangnan for delivery in April 2016 with an option to construct three further ethane-capable vessels for $78.4 million each. This option was exercised in April 2014. These three vessels are scheduled to be delivered between August 2016 and December 2016.

On November 3, 2014, the Company entered into two contracts, each for a 22,000 cubic meter semi-refrigerated liquefied gas carrier, with Hyundai Mipo Dockyard in South Korea at a construction cost of $51.0 million each. The vessels are scheduled to be delivered in January and March 2017, respectively.

NAVIGATOR HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements (continued)

(Unaudited)

8.	Subsequent Events

The only subsequent event identified was the Agreement to sell Navigator Mariner to PT Kemas Sejahtera Lestari which is discussed in Note 4.

EXHIBITS

The following exhibits are filed as part of this report on Form 6-K:

101	The following financial information from Navigator Holdings Ltd.’s Report on Form 6-K for the quarter ended June 30, 2015, furnished with the SEC on August 3, 2015, formatted in Extensible Business Reporting Language (XBRL):

	i.	Unaudited Consolidated Balance Sheets as of December 31, 2014 and June 30, 2015

	ii.	Unaudited Consolidated Statements of Income for the three and six months ended June 30, 2014 and June 30, 2015

	iii.	Unaudited Consolidated Statements of Comprehensive Income for the three and six months ended June 30, 2014 and June 30, 2015

	iv.	Unaudited Consolidated Statements of Shareholders’ Equity for the year ended December 31, 2014 and the six months ended June 30, 2015

	v.	Unaudited Consolidated Statements of Cash Flows for the six months ended June 30, 2014 and June 30, 2015

	vi.	Notes to Unaudited Condensed Consolidated Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: August 3, 2015	By:	/s/ Niall J Nolan
	Name:	Niall J Nolan
	Title:	Chief Financial Officer